ANTHONY MICHAEL PANEK Attorney Direct Dial: 801.323.2214 Mobile: 801.608.6017 apanek@fabianvancott.com

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	Torque Lifestyle Brands, Inc.
Amendment No. 1 to Offering Statement on Form 1-A
Filed November 23, 2020
File No. 024-11350

December 4, 2020

Ladies and Gentlemen:

Thank you for your comments of November 27, 2020 regarding the Offering Statement of Torque Lifestyle Brands, Inc. (“we”, “us”, “our”). We appreciate the opportunity to respond to your comments.

Amendment No. 1 to Offering Statement of Form 1-A filed November 23, 2020

Cover Page

1.	We note your response to prior comment 2 as well as your revised disclosure indicating that you intend to offer up to 160 million shares of common stock. Pursuant to Rule 253(b)(2)(ii), the upper end of your price range must be used in determining the aggregate offering price under Rule 251(a). Here, the upper end of your price range is $0.50, yielding an aggregate offering price of $80M which exceeds the threshold for both Tier 1 and Tier 2 offerings. In order to meet Regulation A's requirements for Tier 1 offerings, please revise your price range or the number of shares offered to ensure that your aggregate offering price does not exceed $20M.

To the extent you elect to reduce the number of shares being offered, please update your Dilution section accordingly.

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We have determined the offering price to be $0.25 per share resulting in an offering of up to 32,000,000 shares and $8,000.000.00 to fit within the requirements of a Tier 1 offering. The dilution tables have been updated accordingly.

2.	We note that your response letter indicates that you are preparing your offering for qualification in Colorado. However, the cover page and your disclosure elsewhere in your offering statement indicates that you are offering your shares of common stock in New York. Please revise your disclosure or advise.

Please also ensure that your offering circular is dated approximately as of the date it is filed. Refer to Rule 253(e).

We have updated to list Colorado as the initial state and the circular has been dated accordingly.

Dilution, page 11

3.	We note your response to prior comment 4 and your statement that you currently have 373,942 shares of common stock outstanding. However, the disclosure in the Dilution section continues to state that you have 149,449,998 shares of common stock outstanding "as of the date of this Offering Circular" and the tables in the Dilution section do not appear to have been updated to account for the fact that you have 373,942 shares of common stock outstanding. Please update your Dilution section and accompanying tables to clarify that you currently have 373,942 shares of common stock outstanding.

The dilution tables and section have been revised to accommodate both this comment and the determination of the final offering price.

Consolidated Interim Financial Statements, page F-5

4.	Please refer to our prior comment 6. We see that your Income Statement and Statement of Cash Flows for the three-month period ended September 30, 2020 are identical to the Income Statement and Statement of Cash Flows for the year ended June 30, 2020. Please revise to present the interim financial statement activity for only the period from July 1, 2020 to September 30, 2020.

We have revised the respective financial statements accordingly.

5.	Please revise your Interim Balance Sheet as of September 30, 2020 to present the most recent yearend Balance Sheet, i.e. June 30, 2020, as the comparative Balance Sheet.

We have revised the Interim Balance Sheet accordingly.

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6.	We see the footnote that was added to the Interim Statement of Stockholders' Equity for the period ended September 30, 2020 which indicates that the number of shares was adjusted for the reverse stock split that occurred after September 30, 2019. Please revise the number of shares here and in your Statement of Stockholders' Equity for the year ended June 30, 2020 to present the stock split retroactively in your financial statements for all periods presented.

We have revised the Interim Statement of Stockholders’ Equity accordingly.

As previously indicated, we have filed the requisite materials with the Division of Securities of the State of Colorado to qualify this offering in that state. Thank you for the opportunity to respond to your questions to our Offering Statement. If you have additional questions or comments, please contact me at apanek@fabianvancott.com

Sincerely,

/s/ Anthony Michael Panek

Anthony Michael Panek

Fabian VanCott

cc: David Lovatt

Chief Executive Officer

Torque Lifestyle Brands, Inc.

1732 1st Avenue #25955

New York, New York 10128

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